August 30, 2013

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DBUBS 2011-LC3 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number
333-172143-01

COMM 2012-LC4 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number
333-172143-03

COMM 2012-CCRE1 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Commission File Number 333-172143-04

COMM 2012-CCRE2 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number
333-172143-05

Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
Filed September 24, 2012
Commission File Number 025-01219

Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
Commission File Number 025-00983

Robert Errett, Esq.
August 30, 2013

Dear Mr. Errett:

 We are counsel to Deutsche Mortgage & Asset Receiving Corporation (“DBUBS” or the “Registrant”) in connection with your letter dated July 23, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-K and Forms ABS-15G (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of DBUBS.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of DBUBS.

Forms 10-K of DBUBS 2011-LC3 Mortgage Trust, COMM 2012-LC4 Mortgage Trust, COMM 2012-CCRE1 Mortgage Trust, and COMM 2012-CCRE2 Mortgage Trust

General

1. We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. In order to understand whether you have met your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act Rule 15d-18, your Forms 10-K should include explanatory language. Accordingly, it is unclear why certain exhibits have not been filed. For instance:

•
For COMM 2012-CCRE1 Mortgage Trust, we note that the Crossgates Mall and the RiverTown Crossing Mall mortgage loans are serviced under a pooling and servicing agreement that is not incorporated by referenced into the issuing entity’s Form 10-K. With a view towards disclosure, please explain why these loans are being serviced under a different pooling and servicing agreement and why that pooling and servicing agreement is not incorporated by reference into the COMM 2012-CCRE1 Mortgage Trust Form 10-K.

The two loans referred to above, the Crossgates Mall mortgage loan and the RiverTown Crossing Mall mortgage loan, are evidenced by separate promissory notes and are each structured as loan combinations.  A pari passu portion of each mortgage loan was securitized in the COMM 2012-CCRE1 Mortgage Trust, and the other pari passu portion or portions of each mortgage loan were securitized in one or more other securitization transactions.  With respect to the Crossgates Mall mortgage loan, there is a pari passu companion loan, which was securitized in the COMM 2012-CCRE2 Mortgage Trust transaction, Commission File Number 333-172143-05 and there is another pari passu companion loan which was securitized in the COMM 2012-CCRE3 Mortgage Trust transaction, Commission File Number 333-172143-06.  With respect to the RiverTown Crossing Mall mortgage loan, there is a pari passu

Robert Errett, Esq.
August 30, 2013

companion loan which was securitized in the CFCRE Commercial Mortgage Trust 2011-C2 transaction, Commission File Number 333-172863-01.  The Crossgates Mall mortgage loan is primary serviced by an unaffiliated servicer, Wells Fargo Bank, N.A. (“Wells Fargo”) and will be specially serviced by an unaffiliated servicer, Midland Loan Services, Inc., a Division of PNC Bank, National Association, pursuant to the pooling and servicing agreement, dated August 1, 2013, for the COMM 2012-CCRE2 Mortgage Trust transaction (the “COMM 2012-CCRE2 Pooling and Servicing Agreement”).  The RiverTown Crossing Mall mortgage loan is primary serviced by an unaffiliated servicer, Bank of America, National Association, and will be specially serviced by an unaffiliated servicer, LNR Partners, LLC, pursuant to the pooling and servicing agreement, dated December 11, 2011, for the CFCRE Commercial Mortgage Trust 2011-C2 transaction (the “CFCRE 2011-C2 Pooling and Servicing Agreement”).  The portion of the Crossgates Mall mortgage loan included in the COMM 2012-CCRE1 Mortgage Trust and primary serviced and specially serviced pursuant to the COMM 2012-CCRE2 Pooling and Servicing Agreement constitutes less than 20% of the pool assets of the COMM 2012-CCRE1 Trust.  The portion of the RiverTown Crossing Mall mortgage loan included in the COMM 2012-CCRE1 Mortgage Trust and primary serviced and specially serviced pursuant to the CFCRE 2011-C2 Pooling and Servicing Agreement, constitutes less than 10% of the pool assets of the COMM 2012-CCRE1 Mortgage Trust.  Pursuant to Item 1108(a)(3) of Regulation AB, the requirement of the Registrant to file other servicing agreements as an exhibit pursuant to Item 1108(c) of Regulation AB does not apply with respect to any unaffiliated servicer that services less than 20% of the pool assets of the COMM 2012-CCRE1 Mortgage Trust.

•
For COMM 2012-CCRE2 Mortgage Trust, we note that the 260 and 261 Madison Avenue Loan Combination is serviced under a pooling and servicing agreement that is not incorporated by reference into the issuing entity’s Form 10-K. With a view towards disclosure, please explain why these loans are being serviced under a different pooling and servicing agreement and why that pooling and servicing agreement is not incorporated by reference into the COMM 2012-CCRE2 Mortgage Trust Form 10-K.

The loan combination referred to above includes the 260 and 261 Madison Avenue mortgage loan securitized in the COMM 2012-CCRE2 transaction.  A pari passu portion of 260 and 261 Madison Avenue loan combination was securitized in another securitization transaction, the COMM 2012-CCRE3 Mortgage Trust transaction, Commission File Number 333-172143-06.  The 260 and 261 Madison Avenue loan combination is primary serviced by an unaffiliated servicer, Wells Fargo Bank, N.A., and will be specially serviced by an unaffiliated servicer, Midland Loan Services, Inc., a Division of PNC Bank, National Association, pursuant to the pooling and servicing for the COMM 2012-CCRE3 Mortgage Trust transaction (the “COMM 2012-CCRE3 Pooling and Servicing Agreement”).  The portion of the 260 and 261 Madison Avenue loan combination included in the COMM 2012-CCRE2 Mortgage Trust but primary serviced and specially serviced pursuant to the COMM 2012-CCRE3 Pooling and Servicing Agreement constitutes less than 10% of the pool assets of the COMM 2012-CCRE2

Robert Errett, Esq.
August 30, 2013

Mortgage Trust.  Pursuant to Item 1108(a)(3) of Regulation AB, the requirement of the Registrant to file the COMM 2012-CCRE3 Pooling and Servicing Agreement as an exhibit pursuant to Item 1108(c) of Regulation AB does not apply with respect to any unaffiliated servicer that services less than 20% of the pool assets of the COMM 2012-CCRE2 Mortgage Trust.

•
We note that both CoreLogic Commercial Real Estate Services, Inc. and National Tax Search, LLC served as vendors for Wells Fargo Bank, N.A. (“Wells Fargo”) in Wells Fargo’s role as master servicer. With a view towards disclosure, please explain why reports on assessment of compliance with servicing criteria were filed for these vendors in particular. We note that Wells Fargo has taken responsibility for assessing compliance with the servicing criteria applicable to other vendors.

 Wells Fargo Bank, N.A., as master servicer under DBUBS 2011-LC3 Mortgage Trust, COMM 2012-LC4 Mortgage Trust, COMM 2012-CCRE1 Mortgage Trust, and COMM 2012-CCRE2 Mortgage Trust (in such capacities, the “Master Servicer”), has engaged National Tax Search, LLC, and CoreLogic Commercial Real Estate Services, Inc., to perform tax servicing functions for commercial mortgage loans serviced by the Master Servicer.  The responsibilities of these specific vendors include remitting tax payments received from the escrow accounts of borrowers to local taxing authorities.  Other services performed by these vendors include the reporting of tax amounts due, tax parcel verification, and non-escrow tax payment verification.  The services provided by these two vendors impact servicing criteria 1122(d)(4)(xi) and (d)(4)(xii) of Regulation AB, and therefore such vendors could be considered  to be “servicers,” within the principles-based definition of Item 1101(j) of Regulation AB and the SEC’s Manual of Publicly Available Telephone Interpretations (Section 3, Item 1101(j)), because they are both considered “responsible for the management . . . of the pool assets,” by virtue of their role in tendering borrower property tax payments to taxing authorities.  As a result, and consistent with guidance provided in Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer believes it is not permitted to take responsibility for assessing compliance with applicable servicing criteria for National Tax Search LLC and CoreLogic Commercial Real Estate Services, Inc. and therefore annually obtains reports on assessment of compliance with applicable servicing criteria from these vendors.

 Under Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer has elected to take responsibility for other vendors that are involved in servicing functions impacting the servicing criteria set forth in Items 1122(d)(1)(i), 1122(d)(3)(i)(A), 1122(d)(4)(i) and 1122(d)(4)(vi) of Regulation AB.  Some of the servicing functions performed by these vendors include inspections, assumption underwriting and lease review, credit investigation and background checks, and trigger monitoring.  The functions performed by these vendors do not rise to the level of “management of . . . pool assets;” accordingly, these vendors are not considered “servicers” within the above definition and therefore fall under the provisions of Section 17.06 of the Manual of Publicly Available Telephone Interpretations, which provides guidance that the Master Servicer may take responsibility for assessing compliance with applicable servicing criteria for those vendors.  As required by that telephone interpretation, the Master Servicer maintains policies and procedures

Robert Errett, Esq.
August 30, 2013

designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the vendor.

•
With a view towards disclosure, please explain why identical reports on assessment of compliance with servicing criteria were filed as separate exhibits. For example, in COMM 2012-CCRE1 Mortgage Trust, Exhibits 33.13 and 33.16 filed by Wells Fargo are identical and the latter exhibit provides investors with no new information, even though they are labeled differently in the Form 10-K. In your response, please address all duplicative filings in each of the issuing entities and not just the example noted above.

 As stated in the first bullet point in this Section 1, Wells Fargo acted as the master servicer under the pooling and servicing agreement for the COMM 2012-CCRE1 Mortgage Trust, and also acted as the primary servicer for the Crossgates Mall mortgage loan under the COMM 2012-CCRE2 Pooling and Servicing Agreement.  Separate reports on assessment of compliance with applicable servicing criteria were filed in an abundance of caution to ensure that the Registrant met the requirements under Item 1122 of Regulation AB and Exchange Act Rule 15d-18.  The Filing for the COMM 2012-CCRE Mortgage Trust transaction included similar duplicative filings for Wells Fargo, as Custodian and as Custodian for the Crossgates Mall Mortgage Loan (Exhibits 33.12 and 33.15).  These duplicative filings resulted in corresponding duplicative filings of the related Attestation Reports on Assessment of Compliance with Applicable Servicing Criteria.  As requested, the amended Form 10-K for the COMM 2012-CCRE1 Mortgage Trust transaction being filed today eliminates the duplicative exhibits (Exhibits 33.15, 33.16, 34.15 and 34.16).  We are not aware of any other duplicative exhibits in the Filings.

•
We note that the prospectuses for each transaction as well as the pooling and servicing agreements applicable to each transaction identify U.S. Bank National Association (“U.S. Bank”) as trustee for each transaction. We further note that Schedule II to each pooling and servicing agreement lists the trustee as a party responsible for Item 1122(d)(2)(iii). With a view towards disclosure, please tell us for each transaction why the Form 10-K does not include a report from U.S. Bank on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank’s assessment of compliance.

 Item 1122(d)(2)(iii) of Regulation AB provides for an assessment as to whether “Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.”  Pursuant to Section 10.08 of the pooling and servicing agreement for each transaction, the trustee is not required to deliver an assessment of compliance with applicable servicing criteria respect to any reporting period during which there was no servicing

Robert Errett, Esq.
August 30, 2013

criteria applicable to it.  U.S. Bank has advised us that, across its platform, it was not required to perform any advancing during the reporting period covered by its assessment of compliance with applicable servicing criteria.  As a result, U.S. Bank did not include in its assessment of compliance with applicable servicing criteria the servicing criteria under Item 1122(d)(2)(iii) of Regulation AB because no such certification could be given since there were no actions actually required to be taken by U.S. Bank across its platform with respect to 1122(d)(2)(iii) of Regulation AB.  The Registrant will have actual knowledge if this servicing criteria is applicable to the trustee for any reporting period because (i) the failure of a servicer to make any such advance would constitute a termination event under each pooling and servicing agreement, which would require the filing of a Form 8-K giving notice of such termination and (ii) the assessment of compliance with applicable servicing criteria for the applicable reporting period of the servicer with primary responsibility for making such advances would indicate that such servicer had not made certain advances required by the applicable pooling and servicing agreement.  The Registrant will amend the Filings to explain why the trustee was not required to deliver an assessment of compliance with applicable servicing criteria for the applicable reporting period.

•
We note that the COMM 2012-CCRE1 Mortgage Trust Form 10-K does not include an Item 1123 servicer compliance statement from Bank of America, National Association (“Bank of America”). With a view towards disclosure, please tell us why a servicer compliance statement was not provided covering Bank of America’s performance under the applicable servicing agreement.

As stated in the first bullet point in this Section 1, the RiverTown Crossing Mall mortgage loan is primary serviced by an unaffiliated servicer, Bank of America, National Association (“Bank of America”), pursuant to the CFCRE 2011-C2 Pooling and Servicing Agreement.  The portion of the RiverTown Crossing Mall mortgage loan included in the COMM 2012-CCRE1 Mortgage Trust but primary serviced pursuant to the CFCRE 2011-C2 Pooling and Servicing Agreement constitutes more than 5%, but less than 10%, of the pool assets of the COMM 2012-CCRE1 Mortgage Trust.  Therefore, the Registrant is required to include in its Form 10-K for the COMM 2012-CCRE1 Mortgage Trust transaction an assessment of compliance with applicable servicing criteria for Bank of America and an accountant’s attestation report pursuant to Item 1122 of Regulation AB because Bank of America is servicing more than 5% of the pool assets. See Instructions to Item 1122, #2.  However, the Registrant is not required to include in its Form 10-K for the COMM 2012-CCRE1 Mortgage Trust transaction a servicer compliance statement of Bank of America because Bank of America is an unaffiliated servicer servicing less than 10% of pool assets.  See Instructions to Item 1123 of Regulation AB.  The Registrant will amend the Form 10-K filing for the COMM 2012-CCRE1 Mortgage Trust transaction to explain why the Registrant is required to include in its filings an assessment of compliance with applicable servicing criteria and accountant’s attestation report, but not a servicer compliance statement with respect to Bank of America.

Robert Errett, Esq.
August 30, 2013

Servicer Assessments of Wells Fargo Bank

Exhibit 33.6 to the Form 10-K of DBUBS 2011-LC3 Mortgage Trust Exhibit 33.1 to the
Form 10-K of COMM 2012-LC4 Mortgage Trust

1. We note that Wells Fargo’s report, as master servicer, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(3)(iii) of Regulation AB as inapplicable to the activities that it performs with respect to the platform. However, Schedule II to the pooling and servicing agreements for DBUBS 2011-LC3 Mortgage Trust and COMM 2012-LC4 Mortgage Trust lists the master servicer as one of the entities responsible for Item 1122(d)(3)(iii). Please tell us why Wells Fargo, as master servicer, did not provide an assessment with respect to Item 1122(d)(3)(iii).

 At the time these pooling and servicing agreements were entered into, it was intended that either the master servicer or the certificate administrator would perform this servicing function.  In fact, Item 1122(d)(3)(iii) of Regulation AB was performed by the applicable certificate administrator, and is included in the assessment of compliance with applicable servicing criteria and accountant’s attestation report of the certificate administrator for each of these transactions.

Servicer Compliance Statements of Wells Fargo Bank

Exhibits 35.5 and 35.6 to the Form 10-K of DBUBS 2011-LC3 Mortgage Trust  Exhibits 35.3
and 35.5 to the Form 10-K of COMM 2012-CCRE1 Mortgage Trust Exhibits 35.5 and 35.6 to
the Form 10-K of COMM 2012-CCRE2 Mortgage Trust

1.
Each of these servicer compliance statements refers to certifications made with respect to the preceding “calendar year” rather than the “reporting period.” While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period.”

 We conveyed this comment to Wells Fargo, who delivered servicer compliance statements in its capacities as custodian, certificate administrator and paying agent that refer to certifications made with respect to the preceding “calendar year” as opposed to the “reporting period.”  We confirmed with Wells Fargo that they will, in future servicer compliance statements, refer to “reporting period” instead of the prior “calendar year.”  As requested, the amended Form 10-Ks for the DBUBS 2011-LC3 Mortgage Trust, COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust transactions being filed today include servicer compliance statements amended to refer to the reporting period.

2.	Each of the servicer compliance statements provided by Wells Fargo, as custodian and securities administrator, covers the authorized officer’s review of Wells Fargo’s activities

Robert Errett, Esq.
August 30, 2013

but does not cover such officer’s review of Wells Fargo’s performance under the applicable servicing agreement. Please amend the relevant Forms 10-K to provide servicer compliance statements that conform to the form and content of Item 1123 of Regulation AB.

 Wells Fargo informs us that the officer’s review of Wells Fargo conducted in connection with the Filings with respect to the DBUBS 2011-LC3 Mortgage Trust, the COMM 2012-CCRE1 Mortgage Trust and the COMM 2012-CCRE2 Mortgage Trust transactions included the officer’s review of Wells Fargo’s performance under the applicable servicing agreement.  As requested, the amended Form 10-Ks for the DBUBS 2011-LC3 Mortgage Trust, the COMM 2012-CCRE1 Mortgage Trust and the COMM 2012-CCRE2 Mortgage Trust transactions being filed today include servicer compliance statements amended to state that the officer’s review included Wells Fargo’s performance under the applicable servicing agreement.

Additional Amendments

 1.           (a)           In addition, the Registrant received the letter attached hereto as Exhibit A (the “Notification Letter”) from Wells Fargo, as custodian for the DBUBS 2011-LC3 Mortgage Trust, the COMM 2012-CCRE1 Mortgage Trust and the COMM 2012-CCRE2 Mortgage Trust transactions, during the time the Registrant was reviewing the Staff’s comments and preparing its response.  The Notification Letter describes certain issues that Wells Fargo, as custodian, discovered with respect to its assessment of compliance with applicable servicing criteria included in the original Filings.  In response to such issues, Wells Fargo, as custodian, enclosed with the Notification Letter, an amended replacement assessment of compliance with applicable servicing criteria (the “Amended Assessment of Compliance”) and an amended accountant’s attestation report from Wells Fargo’s registered public accounting firm for the 2012 reporting period (the “Amended Assessment of Compliance”).

 The Registrant’s amended Filings being filed today will replace the original assessment of compliance with applicable servicing criteria of Wells Fargo, as custodian with the Amended Assessment of Compliance, and the original accountant’s attestation report from Wells Fargo’s registered public accounting firm with the Amended Assessment of Compliance.  Each amended Filing includes a brief explanation of the circumstances surrounding the need for these amendments and attaches a copy of the Notification Letter as an exhibit.

 (b)           The issues identified in the Notification Letter also affect the COMM 2012-CCRE4 Mortgage Trust and the COMM 2012-CCRE5 Mortgage Trust transactions.  The Registrant intends to file amended Reports on Form 10-K for these transactions similar to the amended Reports on Form 10-K being filed today to addresses these issues.

 2.           Several of our other clients received comment letters from the Staff requesting that the certification of the Registrant required by Exchange Act Rule 15d-14(d) follow the specific form and content of the requirements of Item 601(b)(31)(ii) of Regulation S-

Robert Errett, Esq.
August 30, 2013

K.  The Registrant’s amended Filings being filed today include certifications amended to follow the specific form and content of those requirements.

 3.           The amended Form 10-K for the COMM 2012-CCRE1 Mortgage Trust transaction includes, as supplements, Exhibits 35.7 and 35.8, Servicer Compliance Statements for Wells Fargo as Custodian and as Custodian for the Crossgates Mall Mortgage Loan.  Because Wells Fargo also acts as Certificate Administrator for these transactions, these exhibits are not technically required of Wells Fargo, in its capacity as custodian, by Item 1123 of Regulation AB because Wells Fargo Bank, as custodian, is not a “servicer” within the meaning of Item 1108(a) of Regulations AB.  However, to avoid any ambiguity and to be consistent with the Registrant’s other Filings for the 2012 reporting period, the Registrant has included these supplemental exhibits in the amended Form 10-K for the COMM 2012-CCRE1 Mortgage Trust transaction being filed today.

Forms ABS-15G

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

1. We note that Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”) is a sponsor with respect to the COMM 2012-CCRE1 and COMM 2012-CCRE2 Mortgage Trusts. We note that the Form ABS-15G that Cantor Commercial filed on September 24, 2012 for the quarterly period of April 1, 2012 to June 30, 2012 indicated that there was no activity to report; however, we also note that the Form ABS-15G included a footnote stating that Cantor Commercial “attempted” to gather the information required by Form ABS-15G and Exchange Act Rule 15Ga-1. Please remove such qualifying language and provide an affirmative statement of what steps Cantor Commercial took to gather the required information and whether the Form ABS-15G contains all required information. Refer to Exchange Act Rule 15Ga-1(a)(2). Also, please tell us why Cantor Commercial has not filed a subsequent annual report as required by Exchange Act Rule 15Ga-1(c)(2)(ii).

 We consulted with counsel for Cantor Commercial Real Estate Lending, L.P. and confirm that the requested filing was made on July 30, 2013 (SEC Accession No. 0000914121-13-000469), and the footnote referred to above was amended to address the issues set forth above.

Form ABS-15G of Guggenheim Life & Annuity Company

1. We note that Guggenheim Life & Annuity Company (“Guggenheim”) is a sponsor with respect to the COMM 2012-LC4 Mortgage Trust. We note that Guggenheim filed a Form ABS-15G on May 14, 2012 for the quarterly period January 1, 2012 to March 31, 2012 pursuant to Exchange Act Rule 15Ga-1(c)(2)(i). Please tell us why Guggenheim has not filed a subsequent annual report as required by Exchange Act Rule 15Ga-1(c)(2)(ii).

Robert Errett, Esq.
August 30, 2013

We consulted with counsel for Guggenheim Life & Annuity Company and confirm that the requested filing was made on August 1, 2013 (SEC Accession No. 0000914121-13-000483).

* * *

 In responding to the Staff’s comments with respect to the Filings, DBUBS has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	DBUBS is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	DBUBS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact me with any questions you have regarding the foregoing.

Very truly yours,

Anna H. Glick

cc:	Helaine M. Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)

Exhibit A

Copy of Notification Letter